October 6, 2009

VIA EDGAR CORRESPONDENCE

Ms. Sheila Stout
Securities and Exchange Commission
Division of Investment Management
450 5th Street, NW, 5-6
Washington, DC 20549

RE: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Sheila:

We are responding to your telephone comments received Tuesday, September 1, 2009 concerning the 2009 Certified Shareholder Reports of Registered Management Investment Companies on Form N-CSR (“Form N-CSR”) filed by the Unified Series Trust (the “Trust”) for the Toreador Large Cap Fund, Sound Mind Investing Funds, Marathon Value Portfolio, Bell Worldwide Trends Fund and The Auer Growth Fund (each a “Fund” and, collectively, the “Funds”). Our responses to your comments are set forth below.

GENERAL – ALL FUNDS

1.     Comment: For all Form N-CSR filings item 4.E.2 should be 0% and not 100%.

     Response: As requested, the Trust will make this change on all filings going forward.

2.     Comment: Should the Huntington Money Market be labeled in the schedule of investments, balance sheets and statement of operations as an affiliated investment?

     Response: The Huntington Money Market Fund is not an affiliate of any of the Funds, and therefore investments in the Huntington Money Market Fund need not be included as affiliated investments.

3.     Comment: Include a “Tandy” representation from each Fund with respect to the Commission Staff comments on the Fund’s filing.

     Response: As requested, attached as Exhibit A is a “Tandy” representation signed by an officer of the Trust.

TOREADOR LARGE CAP FUND

4.     Comment: The Advisory approval for the Fund is not included in either of its Form N-CSR filings during the last twelve months.

     Response: The Fund’s initial investment advisory agreement was effective for a two-year period ended May 22, 2008. The agreement was continued for an additional year (to May 22, 2009) at an in-person board meeting held in February 2008, and again at an in-person board meeting held on May 18, 2009 (to May 22, 2010). The disclosure regarding the May 18, 2009 approval will be included in the next N-CSR filing for the Fund.

5.     Comment: The Fund states that it has low turnover, but the annual report shows turnover of 90%. Does the Trust think this is low or is further disclosure required?

     Response: Yes, we consider portfolio turnover under 100% to be low, and that therefore there is no need for further disclosure.

THE SOUND MIND INVESTING FUNDS

6.     Comment: The MD&A in the N-CSR is not clear regarding the strategies and techniques used in investing for the Funds.

     Response: The strategies of the Funds are not required to be disclosed in the MD&A. The disclosure is included in the Funds’ prospectus.

7.     Comment: There is no relative performance or benchmark comparison in the MD&A for the Funds.

     Response: These comparisons are included in a text box that immediately follows the MD&A letter.

8.     Comment: Did we comply with Rule 19a-1 for the Sound Mind Funds?

     Response: At the time of the distribution (December 2007), the distribution was comprised of 100% income for both Funds. However, both Funds operated at a net operating loss for the next ten months, which led to the character of the dividend to be reclassified as return of capital for the financial statements. No 19a-1 notice was sent to shareholders when the character was reclassified; however, the return of capital was reported in Note 7 of the Annual Report consistent with Rule 19a-1(e).

9.     Comment: Consider including an acquired fund expense estimate in the financial highlights.

     Response: After consideration, for now we are opting not to include any estimate of acquired fund expenses in future financial highlights.

10.     Comment: There is no discussion of the fund of funds strategy in the MD&A.

     Response: The fund of funds strategy is not required to be discussed in the MD&A. The disclosure is included in the Funds’ prospectus.

11.     Comment: There is no discussion in the valuation note about how the underlying mutual funds are valued.

     Response: The level of disclosure at the next filing for the Funds will, consistent with FASB 157-4, indicate that the underlying funds are valued at quoted prices in active markets.

12.     Comment: Add additional disclosure about the 12b-1 fee rebates for the Funds in future filings.

     Response: We will add a footnote to the Statement of Operations referring the reader to the disclosure in Note 3 describing the 12b-1 fee rebates.

MARATHON VALUE PORTFOLIO

13.     Comment: Indicate whether all defaulted bonds were identified appropriately in the Schedule of Investments.

     Response: All defaulted bonds were appropriately identified in the Schedule by footnote.

BELL WORLDWIDE TRENDS FUND

14.     Comment: The advisory agreement approval for the Fund is not included in either of its Form N-CSR filings during the last twelve months.

     Response: The Fund’s initial investment advisory agreement was approved in November 2007 for a period of two years. No advisory agreement renewal was required during the twelve months covered in the Form N-CSR filings because those months were within the original two-year period.

AUER GROWTH FUND

15.     Comment: The advisory agreement approval for the Fund is not included in either of its Form N-CSR filings during the last twelve months.

     Response: The Fund’s initial investment advisory agreement was approved in November 2007 for a period of two years. No advisory agreement renewal was required during the twelve months covered in the Form N-CSR filings because those months were within the original two-year period.

16.     Comment: There is not enough disclosure in the MD&A of why the Fund trailed its benchmark.

     Response: We believe the disclosure adequately explains that the underperformance was due to the Fund’s 40% weighting in energy holdings.

17.     Comment: Are the offering costs allowed to be recouped within three years?

     Response: Yes, the offering costs are also allowed to be recouped during a three-year period. If any expenses remain available for recoupment at the semi-annual report, we will improve the disclosure to make this clearer.

We trust that our responses satisfactorily resolve the issues you raised. If not, please advise us and we will consider whether to make further revisions.

 Sincerely,

/s/ Chris Kashmerick
Chris E. Kashmerick
Treasurer, Unified Series Trust

Exhibit A

Unified Series Trust
2960 N. Meridian Street, Suite 300
Indianapolis, Indiana 46208

In connection with Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR (“Form N-CSR”) of Unified Series Trust (the “Trust”) in respect of its series, Toreador Large Cap Fund, Sound Mind Investing Funds, Marathon Value Portfolio, Bell Worldwide Trends Fund and The Auer Growth Fund (each a “Fund” and, collectively, the “Funds”), the undersigned officer of the Trust, on behalf of each Fund, hereby states as follows:

1.     The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.     Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.     The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Unified Series Trust

By:	/s/ Chris Kashmerick
Chris Kashmerick, Treasurer

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